Annual Notice Dated May 1, 2026

MARQUEE VARIABLE ANNUITY
Issued through
Transamerica Financial Life Insurance Company

TFLIC Separate Account C
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Marquee Variable Annuity, a flexible premium multi-funded variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for TFLIC Separate Account C (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89355N681?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 1999, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Contract
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS
Accumulation Phase - Starts when You purchase Your Contract and ends immediately before the Annuity Date, when the Income Phase starts.
Administrative Office and Service Center - Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person whose life is used to determine the duration of any Annuity Payments and upon whose death, prior to the Annuity Date, benefits under the Contract are paid.
Annuity Date - The date on which the annuitization phase of the Contract begins.
Cash Surrender Value - The amount we will pay to the Owner if the Contract is surrendered on or before the Annuity Date. The Cash Surrender Value is equal to: the Account Value; less any account fee, interest adjustment, and premium tax charges.
Contract - The flexible-premium multi-funded variable annuity Contract described in this Prospectus, participation in which may be evidenced by a certificate issued to the Contract Owner.
Contract Year - A 12-month period starting on the Contract effective date and ending with the day before the Contract anniversary, and each 12-month period thereafter.
Owner (You, Your) — The person who may exercise all rights and privileges under the Contract. The Owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the Owner in the information that we require to issue a Contract.
Portfolio - The investment Portfolio underlying each Variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Separate Account – TFLIC Separate Account C, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Purchase Payments under the policies may be allocated.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 1999, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Contract within 6 years following Your last purchase payment, You will be assessed a surrender charge. The maximum surrender charge is 7% of the portion of the withdrawal that consists of Net Purchase Payments, and the charge declines by 1% each year until it reaches 0% after the sixth Contract Year.

Example: If You make an early withdrawal, You could pay a surrender charge of up to $7,000 on a $100,000 investment. This loss will be greater if there is a negative Contract adjustment, taxes, or tax penalties.
Fee Table Expenses – Surrender Charge Schedule
Are There Transaction Charges?
Yes. In addition to surrender charges, the Contract imposes the following transaction-related charges:

Exchange Fee: Currently no charge for exchanges among Portfolios, but Transamerica reserves the right to impose a $15 fee for exchanges in excess of 12 per Contract Year.
Premium Taxes: Deducted from Purchase Payments or Accumulated Value as incurred (currently none in New York).
Fee Table Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table Expenses
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.40%
	Portfolio Company (fund fees and expenses)[2],3	0.25%	0.97%
1As a percentage of assets in the Separate Account.
2As a percentage of net assets.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $1,702	Highest Annual Cost $2,425
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in this Contract, including the possible loss of principal. The value of Your Contract depends on the investment performance of the Portfolios You select, which is not guaranteed.
Summary – The Annuity Contract
Is This a Short-Term Investment?
No. This Contract is intended for long-term investment purposes and is not appropriate if You need ready access to cash. Withdrawals—especially in the first six Contract Years—may be subject to surrender charges, and any amounts You withdraw may be subject to income taxes and, if You are under age 59½, a 10% federal tax penalty on the taxable portion.
Summary – The Annuity Contract Access to Your Money
What are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Portfolio has its own unique risks, and You should review the available Investment Options before making an investment decision.
Summary – The Annuity Contract Investment Options
What are the Risks Related to the Insurance Company?
An investment in this Contract is subject to risks related to the Insurance Company. Any obligations under the Contract—including guarantees and any benefits—are subject to the claims-paying ability of Transamerica. This means that if the Insurance Company cannot meet its financial obligations, You may not receive the benefits promised under the Contract.

Additional information about Transamerica Financial Life Insurance Company (formerly AUSA Life Insurance Company), including its financial condition is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - AUSA Life Insurance Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are certain restrictions and rights reserved by the Insurance Company:

Minimum Allocation and Balance Requirements:
  Minimum allocation to any Portfolio: $250 (except for payroll deduction arrangements).
  Minimum balance per Portfolio: $250; if a Portfolio falls below this amount, Transamerica may transfer the remaining balance to other Portfolios on a pro rata basis.
  Minimum exchange amount: $250 (unless the entire balance in a Portfolio is less than $250).
Transfer Limitations:
  Unlimited exchanges are currently allowed without charge, but Transamerica reserves the right to impose a $15 fee for exchanges in excess of 12 per Contract Year.
  Requests received after the NYSE close are processed the next Business Day.
Reservation of Rights:
Transamerica reserves the right to:
  Add or eliminate Portfolios available under the Contract.
  Substitute shares of another Portfolio or fund if a Portfolio becomes unavailable or inappropriate.
  Add new Portfolios and make them available to existing Contract Owners.
  Stop accepting additional Purchase Payments under certain conditions.
Investment Options Expenses Other Information – Additions, Deletions, or Substitutions of Investments
Are There any Restrictions on Contract Benefits?
Yes. Certain benefits are subject to limitations and company rights under the Contract:
  Death Benefit limitations. During the Accumulation Phase, if a Joint Annuitant is named, the Death Benefit is payable only after both the Annuitant and Joint Annuitant have died. Withdrawals reduce the Adjusted Death Benefit as described in the prospectus, and after the Annuitant reaches age 75 the Adjusted Death Benefit “locks” to the prior six year period’s amount (plus later Net Purchase Payments, minus withdrawals). “Due Proof of Death” is required.
  Annuity payment restrictions. The minimum annuity payment is $100. If Your Accumulated Value is below $2,000 on the Annuity Date, the Company may pay a lump sum instead of periodic payments. Once annuity payments begin, You may not change or cancel the elected Annuity Payment Option. If the Contract is assigned or owned by a non‑natural person, starting the Income Phase requires the Company’s consent.
  Systematic Withdrawal Program. The Company may discontinue offering the Systematic Withdrawal Option on 30 days’ notice and may charge a fee for this program.
  Payment timing restrictions. The Company generally pays withdrawal or lumpsum death proceeds within seven days, but payment may be delayed when the NYSE is closed/restricted, during SEC defined emergencies, if the SEC permits a delay for Your protection, or until a check clears if premiums were paid by check.
  Minimum balance / involuntary liquidation. If total Contract value falls below $1,000 and no Purchase Payment has been made within three years, the Company may notify You and then liquidate the Contract after 60 days (does not apply to Qualified Contracts).
Death Benefit Annuity Payments Access To your Money
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
You should consult with a tax professional to determine the tax implications of investing in this Contract and receiving purchase payments. There is no additional tax benefit if the Contract is purchased through a tax-qualified plan or IRA because those plans already provide tax deferral.

Withdrawals and other distributions are generally subject to ordinary income tax and may be subject to a 10% federal tax penalty if taken before age 59½. For tax purposes, withdrawals are treated as coming from earnings first, then from Your investment in the Contract.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. Compensation is typically paid in the form of commissions and may also include other incentives such as revenue-sharing arrangements or compensation from affiliates and third parties. These payments create a financial incentive for investment professionals to recommend this Contract over other investment products.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly AFSG Securities Corporation (AFSG)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Distribution of the Contracts in the Statement of Additional Information
Should I Exchange My Contract?
Some investment professionals may have a financial incentive to recommend that You exchange Your existing Contract for a new one. You should only exchange Your Contract if, after comparing the features, fees, and risks of both Contracts—and considering any surrender charges, tax implications, or other penalties for terminating Your existing Contract—You determine that the new Contract is more beneficial for Your situation.
Distribution of the Contracts in the Statement of Additional Information

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89355N681?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk.	BNY Mellon VIF Growth and Income Portfolio - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	0.91%	16.83%	14.22%	14.66%
Seeks to obtain high total returnwith reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.	Fidelity® VIP Asset Manager 50% Portfolio - Initial Advised by: Fidelity Management & Research Company LLC(3)	0.55%	14.98%	5.67%	7.13%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity	Fidelity® VIP Government Money Market Portfolio - Initial Advised by: Fidelity Management & Research Company LLC(2)	0.25%	4.13%	3.10%	2.03%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

  (3)  Effective April 30, 2025, Fidelity® VIP Asset Manager Portfolio was renamed Fidelity® VIP Asset Manager 50% Portfolio.
NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective August 1, 2011, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks to provide long-term capital growth by investing primarily in the common stocks of growth companies.	T. Rowe All-Cap Opportunities Portfolio - Equity Series Advised by: T. Rowe Price Associates, Inc.	0.84%	16.30%	12.22%	16.93%
Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	T. Rowe Equity Income Portfolio - Equity Series Advised by: T. Rowe Price Associates, Inc.	0.74%	14.36%	11.17%	10.51%
To seek long-term growth of capital.	T. Rowe International Stock Portfolio - International Series Advised by: T. Rowe Price International Ltd	0.97%	18.41%	3.92%	7.10%

Effective December 12, 2011, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.46%	19.02%	12.51%	11.60%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.55%	14.92%	13.70%	17.45%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 1999, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-65145
EDGAR Contract Identifier No. is #C000018407